EXHIBIT 99.2

AMERICAS GOLD AND SILVER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

DATED AUGUST 15, 2024

Americas Gold and Silver Corporation

Management’s Discussion and Analysis

Table of Contents

Forward-Looking Statements.	1
Management’s Discussion and Analysis.	2
Overview.	3
Recent Developments and Operational Discussion.	4
Results of Operations.	11
Summary of Quarterly Results.	13
Liquidity.	14
Capital Resources.	16
Off-Balance Sheet Arrangements.	16
Transactions with Related Parties.	16
Risk Factors.	17
Accounting Standards and Pronouncements.	17
Financial Instruments.	17
Capital Structure.	18
Controls and Procedures.	18
Technical Information.	18
Non-GAAP and Other Financial Measures.	19

Unless otherwise indicated, in this Management’s Discussion and Analysis all references to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this MD&A shall have the meaning ascribed to such term elsewhere in this MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; expectations at the Relief Canyon mine and its ability to operate, and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the shaft repair related to the Galena hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; statements relating to the Company’s EC120 Project, including timing, expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely on existing infrastructure, facilities, and equipment; material uncertainties that may impact the Company’s liquidity in the short term;  changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for Relief Canyon; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; risks related to non-compliance with exchange listing standards, risks relating to climate change and the legislation governing it; cybersecurity risks; and risks and uncertainties surrounding the upcoming presidential elections in the United States and Mexico in 2024.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2024, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 15, 2024 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2024 and 2023. The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and 2023 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2024 (“Q2-2024”) compared to the three months ended June 30, 2023 (“Q2-2023”) and for the six months ended June 30, 2024 (“YTD-2024”) compared to the six months ended June 30, 2023 (“YTD-2023”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and the Company also owns Relief Canyon mine (“Relief Canyon”) which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex. The continuing goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the 100%-owned Zone 120 silver-copper deposit and the El Cajón silver-copper deposit (“EC120 Project”). These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit and discontinued leaching and heap rinsing operations in Q4-2023. The past-producing, permitted mine includes three historic open-pit mines, a crusher, an ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q2-2024 Highlights

•

Increase in revenue due to higher realized prices. Revenue increased to $31.6 million for Q2-2024 or 31% compared to $24.2 million for Q2-2023, with higher realized silver of $29.23/oz, zinc of $1.30/lb, and lead price of $0.99/lb during the period.

o	Consolidated attributable silver production of 0.5 million ounces with approximately 1.1 million ounces of silver equivalent1, including 8.9 million pounds of zinc and 4.4 million pounds of lead.

o	The Galena Complex quarterly production was the highest on record since 2013 with silver production of 0.6 million ounces on a 100% basis.

o

The Cosalá Operations focused on mining the Main Zone at the San Rafael mine given its higher-grade zinc stopes to take advantage of the Q2-2024 increase in zinc prices. As the operation transitions to higher-grade silver zones through the rest of the year, silver production from the Cosalá Operations is expected to increase quarter-over-quarter.

•	Higher net income at the operating mines. Both Cosalá and Galena generated positive net income of $2.1 million (Q2-2023 net loss of $2.3 million) and $2.3 million (Q2-2023 net loss of $1.6 million), respectively.

•	Net cash flow generated from operating activities increased to $2.3 million in Q2-2024 (Q2-$2023 use of $5.9 million), primarily due to higher realized prices.

•	Reduction of cash costs and all-in sustaining costs (AISC) in Q2-2024 compared to Q1-2024 to $12.42/oz silver produced[1] and $19.58/oz silver produced[1], respectively.

•	Decrease in net loss to $4.0 million for Q2-2024 (Q2-2023 net loss of $7.1 million), primarily due to higher net revenue, and lower income tax expense, partially offset by increased loss the metal contract liability due to higher commodity prices.

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1This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

•

Credit and Offtake Agreement with Trafigura for EC120 Project. On August 14, 2024, the Company signed a $15 million secured Credit and Offtake Agreement for the capital requirements of the Board-approved EC120 Project at its Cosalá Operations with the goal of solely producing higher-grade silver-copper concentrates in Q3-2025.

o

The 2019 Preliminary Feasibility Study (“PFS) for the EC120 Project forecasted average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

•	Cash and cash equivalents balance of $3.6 million and working capital1 deficit of $38.8 million as at June 30, 2024.

The second quarter of 2024 saw a recovery of precious and base metals prices as investors adjusted capital flows and allocations in response to easing of recession expectations, inflationary impacts, and general overall capping of global interest rates, among other macroeconomic events. The market price of silver increased by 19% year-over-year to average price of $28.86/oz in Q2-2024 compared to an average price of $24.20/oz in Q2-2023. The market price of zinc also increased by 12% year-over-year to average price of $1.29/lb in Q2-2024 compared to an average price of $1.15/lb in Q2-2023. The Company is dependant on both precious and base metal prices for profitability and liquidity.

In addition, the Company is benefiting from the USD/MXN exchange ratio increasing to a high of approximately 18.6:1 during Q2-2024 from a low of approximately 16.5:1 during Q1-2024; the exchange ratio was over 20:1 during 2022. The Company is well positioned to significantly increase revenue in 2024 and beyond with its planned growth in silver production at both of its producing operations coupled with sustained increase in the market prices of silver and zinc experienced in Q2-2024.

Galena Complex

The Galena Complex produced approximately 560,000 ounces of silver in Q2-2024 compared to approximately 397,000 ounces of silver in Q2-2023 (a 41% increase in silver production), and 3.0 million pounds of lead in Q2-2024, compared to 4.4 million pounds of lead in Q2-2023 (a 31% decrease in lead production). Cash costs decreased to $14.78 per ounce silver in Q2-2024 from $17.74 per ounce silver in Q2-2023 due to increased silver production, with an increase in all-in sustaining costs due to an increase in capital expenditures.

The Galena Complex benefitted from the recent horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels which allowed the operation to access additional working areas which is expected to continue to benefit the operation in subsequent quarters and a strong contribution from the 52-198 Silver Hanging Wall Vein. Development work on the 3700 Level is expected to be completed in Q3-2024 and is expected to contribute to high-grade silver production thereafter.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

The Company’s current consolidated mineral reserve and mineral resource statement can be found at: https: //americas-gold.com/site/assets/files/5151/reserves20230112.pdf.

Information contained on the Company’s website is not incorporated by reference herein and should not be considered part of this MD&A.

Diamond drilling on the property has continued since the last mineral resource update of June 30, 2022 and the Company expects to initiate the process of updating the mineral resources and reserves for the Galena Complex as of May 31, 2024. The Company has issued a number of exploration update press releases on the drilling successes at Galena and expects to add these drilling results into the updated mineral resources and reserves estimate.

Cosalá Operations

The Company focused on mining higher grade zinc and lower grade silver areas of the San Rafael Main and Upper Zones to maximize its revenue and cash flow generation by taking advantage of the Q2-2024 increase in zinc prices which led to lower year-over-year silver production. Silver production decreased in Q2-2024 by 49% to approximately 170,000 ounces of silver compared to approximately 335,000 ounces of silver in Q2-2023. Production of base metals also decreased to 8.9 million pounds of zinc and 2.6 million pounds of lead in Q2-2024, compared to 9.6 million pounds of zinc, and 3.2 million pounds of lead in Q2-2023. Silver production from the Cosalá Operations is expected to increase quarter-over-quarter through the rest of the year as the operation transitions to higher-grade silver zones.

Cash costs per silver ounce increased during the quarter to $7.75 per ounce from $4.51 per ounce in Q2-2023 due primarily to decreased silver production, and the devaluation of the USD relative to the Mexican peso. Production from EC120 Project development ore began in the area between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and development ore.

El Cajón and Zone 120 Silver-Copper Project

With the current higher silver and copper price, the Company began the development of its 100%-owned, Board-approved EC120 Project at the Cosalá Operations with initial access to the Zone 120 deposit in Q3-2023 from the San Rafael Upper Zone development. In addition, the Company continues mining and processing silver-zinc-lead ore from the San Rafael Main and Upper Zones benefiting from the increase in zinc prices in Q2-2024.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

The 2019 Preliminary Feasibility Study entitled “Americas Silver Corporation Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” dated May 17, 2019 (with an effective date of April 3, 2019) capital estimate assumed a standalone project including initial access, development, and equipment (other than the Los Braceros mill). The current EC120 Project will take advantage of existing infrastructure, facilities, permits, and equipment currently in use at the Cosalá Operation’s San Rafael Mine. The EC120 Project is expected to provide significantly improved cash flow to the Company given the shared infrastructure, capital reductions, and the higher silver and copper prices which have improved since the date of the study.

Highlights of the standalone 2019 PFS are as follows:

•

Average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

•

Pre-tax net present value with a 5% discount rate (“NPV5%”) of approximately $43 million and internal rate of return (“IRR”) of 61% or after-tax NPV5% of $33 million and IRR of 47% at long term consensus prices of $17.50 per ounce silver and $3.00 per pound copper.

•	Probable mineral reserve of approximately 2.9 million tonnes with a grade of 157g/t silver and 0.42% copper containing approximately 14.5 million ounces of silver and 26.5 million pounds of copper.
•	Standalone initial capital expenditure of approximately $17 million with life of mine sustaining capital of approximately $15 million.
•	Life of mine cash costs of approximately $9.60 per silver ounce and average all-in sustaining costs of approximately $10.80 per silver ounce at the noted PFS commodity prices.
•	Processing is planned to take place at the existing Los Braceros facility to produce a silver-bearing copper concentrate with only minor modifications to the plant expected to be required.

The Company expects to continue to operate San Rafael throughout the EC120 development period and maximize cash flow by prioritizing the highest NSR ore through the mill as it develops sufficient working faces in the EC120 Project to reach commercial and sustainable production, targeted for Q3-2025. The EC120 Project produced approximately of 18,000 ounces of silver with approximately 23,000 ounces of silver equivalent4 during Q2-2024. For further information on the EC120 Project, please visit the Technical Reports section of the Company’s website.

Credit Agreement

On August 14, 2024, the Company signed a Credit and Offtake agreement (the “Credit Agreement”) with Trafigura PTE Ltd. for a secured facility of up to $15 million to complete initial development of the EC120 Project. The Company expects to draw only $10 million on the Credit Agreement initially, and will rely on internally generated cash flow and the facility to fund the development. The Credit Agreement is for a term of 36 months which includes a principal repayment grace period of 12 months and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Agreement will be amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period. As part of the Credit Agreement, Trafigura receives 100% of the silver-copper concentrate production from the EC120 Project.

Other Items During Fiscal 2024

On March 21, 2024, the Company amended its metals delivery and purchase with Sandstorm Gold Ltd. for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2026+). The first and second calendar quarter advance of $3.25 million per quarter were drawn in full in March and June 2024, respectively.

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4This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

On March 27, 2024, the Company completed an equity offering of an aggregate 26,000,000 units at a price of C$0.30 per unit for total aggregate gross proceeds of C$7.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of C$0.40 for a period of three years.

Offering and Proceeds	Disclosed Use of Proceeds	Variance	Impact of Variance
LIFE Offering – aggregate gross proceeds of C$6.5 million

C$2.25 million for working capital requirements at the Cosalá Operations (expected to be allocated between underground development work, ventilation intake raise improvements, and equipment purchases)

C$2.25 million for working capital requirements at the Galena Complex (expected to be allocated between underground development contractor costs and ventilation intake raise improvements)

C$2.0 million for general and administrative purposes

		As disclosed	Not applicable
Concurrent private placement – gross proceeds of C$1.3 million	For general working capital and administrative purposes	As disclosed	Not applicable

The following table sets out the disclosure the Company previously made about how it would use available funds or proceeds from any financing in the past 12 months, an explanation of any variances, and the impact of the variances, if any, on the Company’s ability to achieve its business objectives and milestones.

Offering and Proceeds	Disclosed Use of Proceeds	Variance	Impact of Variance
C$0.5 million June 2024 non-brokered private placements of common shares	For precious metals delivery commitments and general working capital purposes	As disclosed	Not applicable
C$2.0 million October 2023 increase to secured convertible debenture held by Delbrook	Finalizing construction of the Galena hoist project and for general working capital purposes	As disclosed	Not applicable
US$0.8 million July 2023 non-brokered private placements of common shares	Finalizing construction of the Galena hoist project and for general working capital purposes	As disclosed	Not applicable

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Consolidated Results and Developments

	Q2-2024[4]	Q2-2023	YTD-2024[4]	YTD-2023
Revenue ($ M)	$31.6	$24.2	$51.1	$46.3
Silver Produced (oz)[1]	505,932	573,382	989,852	1,073,059
Zinc Produced (lb)[1]	8,868,263	9,574,772	16,853,149	16,799,304
Lead Produced (lb)[1]	4,393,575	5,873,499	8,345,273	11,415,868
Total Silver Equivalent Produced ($/oz)[1,2]	1,058,186	1,264,646	2,079,050	2,447,771
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$15.06	$13.12	$15.48	$12.30
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$12.42	$10.00	$16.41	$10.55
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$19.58	$16.78	$24.69	$16.82
Net Loss ($ M)	$(4.0)	$(7.1)	$(20.2)	$(17.6)
Comprehensive Income (Loss) ($ M)	$(2.7)	$(6.5)	$(15.6)	$(17.6)

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[3]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[4]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

Consolidated attributable silver production during Q2-2024 of approximately 506,000 ounces decreased by 12% compared to Q2-2023. Consolidated attributable silver equivalent production during Q2-2024 decreased by 16% compared to Q2-2023 due to higher silver prices in Q2-2024 compared to Q2-2023 as the Company uses realized quarterly prices in its equivalency calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.1 million ounces in Q2-2024 relative to Q2-2023.

While Q2-2024 silver production was slightly down year-over-year when compared to Q2-2023, the quarterly silver production has trended in a positive direction quarter-over-quarter when compared to Q1-2024 and also over the course of the last three years with the Company expecting this trend to continue. This upward trend in production is expected from increased working faces at the Galena Complex as well as the development of the EC120 Project at the Cosalá Operations due to its high-grade silver and copper mineralization. The EC120 Project has already started contributing to production with small amounts of development ore and will continue to ramp up through to achieving commercial production in Q3-2025, following the close on its financing with Trafigura.

Revenue of $31.6 million for the three months ended June 30, 2024 was higher than revenue of $24.2 million for the three months ended June 30, 2023, resulting from higher silver production from the Galena Complex and higher realized silver, zinc, and lead prices during the period, offset by lower lead production from the Galena Complex during the period. The average realized silver, zinc, and lead prices5 increased by 24%, 16%, and 4%, respectively, from Q2-2023 to Q2-2024. The average realized silver price of $29.23/oz. for Q2-2024 (Q2-2023 – $23.58/oz.) is comparable to the average London silver spot price of $28.86/oz. for Q2-2024 (Q2-2023 – $24.20/oz.).

The Company recorded a net loss of $4.0 million for the three months ended June 30, 2024 compared to a net loss of $7.1 million for the three months ended June 30, 2023. The decrease in net loss was primarily attributable to higher net revenue, and lower income tax expense, offset in part by higher depletion and amortization. higher interest and financing expense, and higher loss on fair value of metals contract liability. These variances are further discussed in the following sections.

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5 These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Galena Complex

	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Tonnes Milled	33,572	30,721	56,838	61,922
Silver Grade (g/t)	527	412	485	406
Lead Grade (%)	4.38	6.94	4.19	7.12
Silver Recovery (%)	98.5	97.8	98.4	97.6
Lead Recovery (%)	93.8	94.1	94.1	93.9
Silver Produced (oz)	560,340	397,316	871,436	788,243
Lead Produced (lb)	3,043,722	4,419,805	4,942,606	9,129,092
Total Silver Equivalent Produced ($/oz)[1,2]	664,305	577,154	1,052,066	1,169,749
Silver Sold (oz)	572,701	379,653	871,363	780,053
Lead Sold (lb)	3,185,603	4,412,416	4,949,851	9,051,635
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$15.20	$16.28	$17.74	$16.49
Cash Costs/Ag Oz Produced ($/oz)[2]	$14.78	$17.74	$19.20	$18.17
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$21.93	$24.74	$28.72	$24.96
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$21.93	$28.89	$28.72	$30.30

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex produced approximately 560,000 ounces of silver in Q2-2024 compared to approximately 397,000 ounces of silver in Q2-2023 (a 41% increase in silver production), and 3.0 million pounds of lead in Q2-2024, compared to 4.4 million pounds of lead in Q2-2023 (a 31% decrease in lead production). Cash costs decreased to $14.78 per ounce silver in Q2-2024 from $17.74 per ounce silver in Q2-2023 due to increased silver production, with an increase in all-in sustaining costs due to an increase in capital expenditures.

The Galena Complex benefitted from the recent horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels which allowed the operation to access additional working areas which is expected to continue to benefit the operation in subsequent quarters and a strong contribution from the 52-198 Silver Hanging Wall Vein. Development work on the 3700 Level is expected to be completed in Q3-2024 and is expected to contribute to high-grade silver production thereafter.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Cosalá Operations

	Q2-2024[3]	Q2-2023	YTD-2024[3]	YTD-2023
Tonnes Milled	150,950	150,370	306,900	276,651
Silver Grade (g/t)	62	93	73	91
Zinc Grade (%)	3.29	3.56	3.07	3.43
Lead Grade (%)	1.11	1.38	1.14	1.38
Silver Recovery (%)	50.3	74.9	61.8	73.8
Zinc Recovery (%)	80.9	81.1	81.1	80.3
Lead Recovery (%)	69.3	70.7	69.9	70.8
Silver Produced (oz)	169,728	334,992	466,990	600,113
Zinc Produced (lb)	8,868,263	9,574,772	16,853,149	16,799,304
Lead Produced (lb)	2,567,341	3,221,616	5,379,709	5,938,413
Total Silver Equivalent Produced ($/oz)[1,2]	659,603	918,354	1,447,810	1,745,922
Silver Sold (oz)	173,220	349,165	460,609	587,364
Zinc Sold (lb)	8,677,305	8,955,472	16,453,877	15,998,450
Lead Sold (lb)	2,533,355	3,152,439	5,198,959	5,764,682
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$14.97	$11.93	$14.49	$10.62
Cash Costs/Ag Oz Produced ($/oz)[2]	$7.75	$4.51	$13.28	$4.56
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$14.93	$11.10	$20.18	$10.41

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

The Cosalá Operations decreased silver production in Q2-2024 by 49% to approximately 170,000 ounces of silver compared to approximately 335,000 ounces of silver in Q2-2023, as the Company focused on mining higher grade zinc and lower grade silver areas of the San Rafael Main and Upper Zones to maximize its revenue and cash flow generation by taking advantage of the Q2-2024 increase in zinc prices which led to lower year-over-year silver production. Production of base metals also decreased to 8.9 million pounds of zinc and 2.6 million pounds of lead in Q2-2024, compared to 9.6 million pounds of zinc, and 3.2 million pounds of lead in Q2-2023.

Cash costs per silver ounce increased during the quarter to $7.75 per ounce from $4.51 per ounce in Q2-2023 due primarily to decreased silver production, and the devaluation of the USD relative to the Mexican peso. Production from EC120 Project development ore began in the area between the San Rafael Upper Zone and Zone 120 in late 2023 with the Company expecting to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and development ore.

Results of Operations

Analysis of the three months ended June 30, 2024 vs. the three months ended June 30, 2023

The Company recorded a net loss of $4.0 million for the three months ended June 30, 2024 compared to a net loss of $7.1 million for the three months ended June 30, 2023. The decrease in net loss was primarily attributable to higher net revenue ($7.4 million), and lower income tax expense ($1.8 million), offset in part by higher depletion and amortization ($2.0 million), higher interest and financing expense ($1.1 million), and higher loss on fair value of metals contract liability ($3.4 million), each of which are described in more detail below.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Revenue increased by $7.4 million to $31.6 million for the three months ended June 30, 2024 from $24.2 million for the three months ended June 30, 2024. The increase was primarily due to $7.4 million higher gross silver revenue, before treatment and selling costs, at the Galena Complex from higher silver production and realized price during the period, offset by $1.0 million lower gross lead revenue, before treatment and selling costs, from lower lead production during the period. Revenue at the Cosalá Operations increased by $1.1 million during the period with $0.6 million from pre-production revenue from the EC120 Project.

Depletion and amortization increased by $2.0 million to $7.2 million for the three months ended June 30, 2024 from $5.2 million for the three months ended June 30, 2023. The increase was primarily due to $1.7 million higher depletion and amortization from the Galena Complex as it commenced depletion and amortization of capital costs from the Recapitalization Plan.

Interest and financing expense increased by $1.1 million mainly due to higher financing expense recognized during the period from accretion of the Company’s existing convertible debenture.

Loss on fair value of metals contract liability increased by $3.4 million due to the change in fair value of the Company’s metals contract liability to Sandstorm during the period, primarily due to the increase in gold price forward curve compared to prior period.

Income tax expense decreased by $1.8 million primarily due to lower provisional taxes from the Cosalá Operations during the period.

Analysis of the six months ended June 30, 2024 vs. the six months ended June 30, 2023

The Company recorded a net loss of $20.2 million for the six months ended June 30, 2024 compared to a net loss of $17.6 million for the six months ended June 30, 2023. The increase in net loss was primarily attributable to higher cost of sales ($1.4 million), higher depletion and amortization ($2.4 million), higher foreign exchange loss ($1.5 million), and higher loss on fair value of metals contract liability ($3.9 million), offset in part by higher net revenue ($4.8 million), lower corporate general and administrative expense ($1.2 million), and lower income tax expense ($2.0 million), each of which are described in more detail below.

Revenue increased by $4.8 million to $51.1 million for the six months ended June 30, 2024 from $46.3 million for the six months ended June 30, 2024. The increase was primarily due to $5.8 million higher gross silver revenue, before treatment and selling costs, at the Galena Complex from higher silver production and realized price during the period, offset by $3.7 million lower gross lead revenue, before treatment and selling costs, from lower lead production during the period. Revenue at the Cosalá Operations increased by $1.7 million during the period with $0.7 million from pre-production revenue from the EC120 Project.

Cost of sales increased by $1.4 million to $39.7 million for the six months ended June 30, 2024 from $38.3 million for the six months ended June 30, 2023. The increase was primarily due to $2.4 million increase in cost of sales from the Cosalá Operations due to increase in operating costs, primarily related to increases in employee-related costs and the USD/MXN exchange rate, offset by $0.6 million decrease in cost of sales from the Galena Complex due to decrease in employee and material costs during the period.

Depletion and amortization increased by $2.4 million to $12.7 million for the six months ended June 30, 2024 from $10.3 million for the six months ended June 30, 2023. The increase was primarily due to $1.8 million higher depletion and amortization from the Galena Complex as it commenced depletion and amortization of capital costs from the Recapitalization Plan.

Corporate general and administrative expenses decreased by $1.2 million mainly due to decrease in share-based compensation from issuance of stock options and decrease in professional fees during the period.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Foreign exchange loss increased by $1.5 million to a $1.0 million loss for the six months ended June 30, 2024 from a $0.5 million gain for the six months ended June 30, 2023 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Mexican and Canadian subsidiaries.

Loss on fair value of metals contract liability increased by $3.9 million due to the change in fair value of the Company’s metals contract liability to Sandstorm during the period, primarily due to the increase in gold price forward curve compared to prior period.

Income tax expense decreased by $2.0 million primarily due to lower provisional taxes from the Cosalá Operations during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2024.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2024[3]	2024[3]	2023	2023	2023	2023	2022	2022
Revenue ($ M)	$31.6	$19.5	$25.0	$18.3	$24.2	$22.1	$20.3	$18.3
Net Loss ($ M)	(4.0)	(16.2)	(10.1)	(10.5)	(7.1)	(10.5)	(11.0)	(24.6)
Comprehensive Income (Loss) ($ M)	(2.7)	(12.9)	(12.9)	(8.5)	(6.5)	(11.1)	(14.3)	(20.1)

Silver Produced (oz)[1]	505,932	483,920	583,379	386,615	573,382	499,677	377,353	331,304
Zinc Produced (lb)[1]	8,868,263	7,984,886	8,299,319	8,985,496	9,574,772	7,224,532	10,369,679	9,434,924
Lead Produced (lb)[1]	4,393,575	3,951,698	4,457,094	4,666,578	5,873,499	5,542,369	5,926,134	5,865,288
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,2]	$15.06	$15.92	$12.63	$14.52	$13.12	$11.43	$9.20	$10.33
Cash Costs/Ag Oz Produced ($/oz)[1,2]	$12.42	$20.57	$14.24	$19.01	$10.00	$11.18	$3.62	$10.01
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,2]	$19.58	$30.04	$21.05	$29.55	$16.78	$16.87	$14.89	$18.66

Current Assets (qtr. end) ($ M)	$26.4	$22.9	$23.0	$18.6	$26.8	$25.3	$25.4	$19.3
Current Liabilities (qtr. end) ($ M)	65.2	51.9	61.2	43.9	44.9	45.0	42.1	36.0
Working Capital (qtr. end) ($ M)	(38.8)	(29.0)	(38.2)	(25.3)	(18.1)	(19.7)	(16.7)	(16.7)

Total Assets (qtr. end) ($ M)	$180.3	$179.8	$180.5	$183.3	$193.2	$192.0	$190.8	$186.5
Total Liabilities (qtr. end) ($ M)	113.0	113.7	108.3	100.1	104.7	100.1	92.2	81.0
Total Equity (qtr. end) ($ M)	67.3	66.1	72.2	83.2	88.5	91.9	98.6	105.5

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[3]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Liquidity

The change in cash since December 31, 2023 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2023	$2.1
Cash generated from operations	2.5
Expenditures on property, plant and equipment	(9.5)
Lease payments	(0.3)
Equity offering	5.0
Non-brokered private placements	0.4
Pre-payment facility	0.8
Metals contract liability	(0.2)
Royalty payable	(0.6)
Contribution from non-controlling interests	2.0
Increase in trade and other receivables	(2.2)
Change in inventories	(0.1)
Change in prepaid expenses	(0.4)
Change in trade and other payables	2.5
Change in foreign exchange rates	1.6
Closing cash balance as at June 30, 2024	$3.6

The Company’s cash and cash equivalents balance increased from $2.1 million to $3.6 million since December 31, 2023 with a working capital deficit of $38.8 million. This increase was mainly due to cash from net proceeds received cash generated from operations, equity offering, pre-payment facility, and contributions from non-controlling interests. These inflows were mainly offset by expenditures on property, plant and equipment. Current liabilities as at June 30, 2024 were $65.2 million which is $4.0 million higher than at December 31, 2023, principally due to increased balances in trade and other payables, and metals contract liability.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the shaft repair, and the expected increase in hoisting capacity. At June 30, 2024, the Company did not have sufficient liquidity on hand to fund its expected operations at the prevailing commodity prices for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations, such as the recently signed offtake agreement. From 2020 to year-to-date 2024, the Company has been successful in raising funds through equity offerings (including at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed. During fiscal 2024, the Company amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $6.5 million during the first half of 2024, and fully drew the advance under the agreement during the period and closed an equity offering for gross proceeds of C$7.8 million during the period. In August 2024 , the Company signed a credit agreement with Trafigura for the capital requirements of the EC120 Project. In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project and shaft repair are finalized, the EC120 Project reaches commercial production, and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on the carrying value of Relief Canyon relative to comparable market valuations, or if precious and/or base metal prices decrease from their current levels.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 15 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2023). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years (excluding fiscal 2023 funding requirements payable by September 2024). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q2-2024 and adjusted by approximately $2.5 million as a result of increases to interest rates set by central banks and governments globally net of unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $9.5 million during the six months ended June 30, 2024 (2023: $11.4 million). Money was mostly spent on development work associated with the Galena Complex.

The following table sets out the Company’s contractual obligations as of June 30, 2024:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$25,816	$25,816	$-	$-	$-
Pre-payment facility	3,000	3,000	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	132	132	-	-	-
Convertible debenture	15,453	15,453	-	-	-
Interest on convertible debenture	1,406	1,406	-	-	-
Royalty payable	4,459	4,459	-	-	-
Metals contract liability	43,483	13,784	29,699	-	-
Projected pension contributions	6,348	1,776	1,955	2,080	537
Decommissioning provision	19,960	-	-	-	19,960
Other long-term liabilities	1,798	-	921	230	647
Total	$126,130	$70,101	$32,575	$2,310	$21,144

1

– Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details are available in Note 20 of the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024.

2	– Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended June 30, 2024.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 29, 2024 or the Company’s MD&A for the year ended December 31, 2023 dated March 28, 2024. Any of these risk elements could have material adverse effects on the business of the Company. See Note 25 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2023, and Note 20 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 and 2023.

The Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2024, and 2023 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2024, and 2023 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods. The Company assessed no material impact in the current period from Non-Current Liabilities with Covenants (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at June 30, 2024, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Capital Structure

The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at June 30, 2024, there were 256,882,608 common shares and nil preferred shares issued and outstanding.

As at August 15, 2024, there were 263,716,088 common shares and nil preferred shares issued and outstanding, and 14,945,000 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 31,760,020.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2024, the Company’s CEO and CFO have certified that DC&P and ICFR are effective and that during the period ended June 30, 2024, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. Mr. McCann is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital; and
•	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not be calculated based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Gross silver sales revenue ('000)	$21,793	$17,307	$35,381	$31,713
Payable metals and fixed pricing adjustments ('000)	14	(87)	27	(124)
Payable silver sales revenue ('000)	$21,807	$17,182	$35,408	$31,589
Divided by silver sold (oz)	745,921	728,818	1,331,972	1,367,417
Average realized silver price ($/oz)	$29.23	$23.58	$26.58	$23.10

	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Gross zinc sales revenue ('000)	$11,261	$10,071	$19,922	$20,026
Payable metals and fixed pricing adjustments ('000)	31	(24)	31	(15)
Payable zinc sales revenue ('000)	$11,292	$10,047	$19,953	$20,011
Divided by zinc sold (lb)	8,677,305	8,955,472	16,453,877	15,998,450
Average realized zinc price ($/lb)	$1.30	$1.12	$1.21	$1.25

	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Gross lead sales revenue ('000)	$5,652	$7,192	$9,792	$14,189
Payable metals and fixed pricing adjustments ('000)	(15)	4	(11)	11
Payable lead sales revenue ('000)	$5,637	$7,196	$9,781	$14,200
Divided by lead sold (lb)	5,718,958	7,564,855	10,148,810	14,816,317
Average realized lead price ($/lb)	$0.99	$0.95	$0.96	$0.96

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production is based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cost of sales ('000)	$19,975	$20,357	$39,650	$37,836
Less non-controlling interests portion ('000)	(4,040)	(3,759)	(7,466)	(7,718)
Attributable cost of sales ('000)	15,935	16,598	32,184	30,118
Divided by silver equivalent produced (oz)	1,058,186	1,264,646	2,079,050	2,447,771
Cost of sales/Ag Eq oz produced ($/oz)	$15.06	$13.12	$15.48	$12.30

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cost of sales ('000)	$9,875	$10,959	$20,984	$18,541
Divided by silver equivalent produced (oz)	659,603	918,354	1,447,810	1,745,922
Cost of sales/Ag Eq oz produced ($/oz)	$14.97	$11.93	$14.49	$10.62

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Cost of sales ('000)	$10,100	$9,398	$18,666	$19,295
Divided by silver equivalent produced (oz)	664,305	577,154	1,052,066	1,169,749
Cost of sales/Ag Eq oz produced ($/oz)	$15.20	$16.28	$17.74	$16.49

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cost of sales ('000)	$19,975	$20,357	$39,650	$37,836
Less non-controlling interests portion ('000)	(4,040)	(3,759)	(7,466)	(7,718)
Attributable cost of sales ('000)	15,935	16,598	32,184	30,118
Non-cash costs ('000)	(486)	(822)	(335)	(543)
Direct mining costs ('000)	$15,448	$15,776	$31,849	$29,575
Smelting, refining and royalty expenses ('000)	4,416	5,867	8,759	11,109
Less by-product credits ('000)	(13,578)	(15,901)	(24,368)	(29,358)
Cash costs ('000)	$6,286	$5,742	$16,240	$11,326
Divided by silver produced (oz)	505,932	573,382	989,852	1,073,059
Cash costs/Ag oz produced ($/oz)	$12.42	$10.00	$16.41	$10.55

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cost of sales ('000)	$9,875	$10,959	$20,984	$18,541
Non-cash costs ('000)	(227)	(793)	(505)	(501)
Direct mining costs ('000)	$9,648	$10,166	$20,479	$18,040
Smelting, refining and royalty expenses ('000)	3,573	4,839	7,422	9,027
Less by-product credits ('000)	(11,905)	(13,493)	(21,698)	(24,332)
Cash costs ('000)	$1,316	$1,512	$6,203	$2,735
Divided by silver produced (oz)	169,728	334,992	466,990	600,113
Cash costs/Ag oz produced ($/oz)	$7.75	$4.51	$13.28	$4.56

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Cost of sales ('000)	$10,100	$9,398	$18,666	$19,295
Non-cash costs ('000)	(432)	(49)	284	(70)
Direct mining costs ('000)	$9,668	$9,349	$18,950	$19,225
Smelting, refining and royalty expenses ('000)	1,405	1,713	2,228	3,470
Less by-product credits ('000)	(2,789)	(4,012)	(4,450)	(8,376)
Cash costs ('000)	$8,284	$7,050	$16,728	$14,319
Divided by silver produced (oz)	560,340	397,316	871,436	788,243
Cash costs/Ag oz produced ($/oz)	$14.78	$17.74	$19.20	$18.17

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cash costs ('000)	$6,286	$5,742	$16,240	$11,326
Capital expenditures ('000)	2,994	3,205	6,932	5,624
Exploration costs ('000)	626	672	1,272	1,099
All-in sustaining costs ('000)	$9,906	$9,619	$24,444	$18,049
Divided by silver produced (oz)	505,932	573,382	989,852	1,073,059
All-in sustaining costs/Ag oz produced ($/oz)	$19.58	$16.78	$24.69	$16.82

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q2-2024[2]	Q2-2023	YTD-2024[2]	YTD-2023
Cash costs ('000)	$1,316	$1,512	$6,203	$2,735
Capital expenditures ('000)	968	1,896	2,849	3,079
Exploration costs ('000)	250	312	373	431
All-in sustaining costs ('000)	$2,534	$3,720	$9,425	$6,245
Divided by silver produced (oz)	169,728	334,992	466,990	600,113
All-in sustaining costs/Ag oz produced ($/oz)	$14.93	$11.10	$20.18	$10.41

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Cash costs ('000)	$8,284	$7,050	$16,728	$14,319
Capital expenditures ('000)	3,377	2,181	6,805	4,241
Exploration costs ('000)	627	599	1,498	1,113
All-in sustaining costs ('000)	$12,288	$9,830	$25,031	$19,673
Galena Complex Recapitalization Plan costs ('000)	-	1,648	-	4,213
All-in sustaining costs with Galena Recapitalization Plan ('000)	$12,288	$11,478	$25,031	$23,886
Divided by silver produced (oz)	560,340	397,316	871,436	788,243
All-in sustaining costs/Ag oz produced ($/oz)	$21.93	$24.74	$28.72	$24.96
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$21.93	$28.89	$28.72	$30.30

[1]

Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

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Americas Gold and Silver Corporation Management’s Discussion & Analysis For the three and six months ended June 30, 2024

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q2-2024	Q2-2023	YTD-2024	YTD-2023
Cash generated from operating activities ('000)	$7,566	$642	$2,550	$550
Changes in non-cash working capital items ('000)	(5,291)	(6,586)	(104)	(4,834)
Net cash generated from (used in) operating activities ('000)	$2,275	$(5,944)	$2,446	$(4,284)

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q2-2024	Q2-2023
Current Assets ('000)	$26,385	$26,768
Less current liabilities ('000)	(65,235)	(44,909)
Working capital ('000)	$(38,850)	$(18,141)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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